

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 18, 2015

Di Xiao
Chief Executive Officer
Takung Art Co., Ltd.
Flat/RM 03-04 20/F Hutchison House
10 Harcourt Road, Central, Hong Kong

> **Re:** **Takung Art Co., Ltd.**
> **Registration Statement on Form S-1**
> **Filed November 25, 2015**
> **File No. 333-208209**
>
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 333-176329**

Dear Mr. Xiao:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Given the nature of the offering, the size of the offering compared to the number of shares outstanding held by non-affiliates, and the length of time the selling shareholders have held shares, it appears that these securities might be offered by you or on your behalf. If this is the case, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Additionally, because the

offered securities are not qualified to be registered on Form S-3, you would not able to make an at the market offering pursuant to Rules 415(a)(1)(x) and 415(a)(4)of Regulation C.

Please provide us with a detailed analysis of why this offering is not being conducted by you or on your behalf. Your analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09, which can be found on our website. Alternatively, please revise the registration statement to name the selling stockholders as underwriters; to disclose that the selling stockholders must resell their shares at a fixed price throughout the offering; and to make conforming changes to the prospectus, including the cover page and the summary of the offering and plan of distribution sections.

2. At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2014. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Management's Discussion and Analysis

For the years ended December 31, 2014 and 2013, page 26

3. Revise your disclosure under Revenue to disclose information regarding the number of listings and total listing values during this period. Please also explain the difference between listing value and transaction value, which you refer to in your current report on Form 8-K filed December 14, 2015 but do not refer to in your prospectus.

Liquidity and Capital Resources, page 32

4. Please disclose material amounts of cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. Further, please disclose any restrictions on foreign exchange and your ability to transfer cash between entities and to any U.S. investors.

Directors and Executive Officers, Promoters and Control Persons, page 65

5. Please update this section, as appropriate, with the information disclosed on your Form 8-K filed December 4, 2015.

Transactions with Related Persons, Promoters and Certain Control Persons, page 69

6. Please also provide the information required by Item 404(a) of Regulation S-K for the loan agreement disclosed in the second paragraph of this section. And, if appropriate, please include the loan agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

Financial Statements

7. You disclose on page 33 that a reverse stock split was approved in August 2015 and that all references to share amounts in the consolidated financial statements have been retroactively adjusted to reflect the 1-for-25 reverse stock split. While we note your interim financial statements were adjusted, the financial statements for the two years ended December 31, 2014 do not reflect retroactive adjustments for the reverse stock split. Further we are unable to locate the additional information in Note 8 you referenced on page 33. Please revise. See Staff Accounting Bulletin Topic 4.C.

Recent Sales of Securities, page 105

8. Please tell us how you arrived at an offering price of $1.58 per share for the private placement dated November 16, 2015. In this regard, we note that you refer to a book value of $0.43 per share as of August 23, 2015 in your registration statement on Form S-8.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business, page 2

9. Please confirm that in your future Form 10-K filings you will include disclosure related to the People's Republic of China regulations applicable to you. We note that you make similar disclosure in the Form S-1 registration statement under the subheading "PRC Regulations."

Risk Factors, page 19

10. Please confirm that in your future Form 10-K filings you will include disclosure related to doing business in the People's Republic of China. We note that you make similar disclosure in the Form S-1 registration statement under the subheading "Risks related to doing business in the People's Republic of China."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable Securities Act rules and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Di Xiao
Takung Art Co., Ltd.
December 18, 2015
Page 5

       You may contact Donna Di Silvio, Staff Accountant, at 202-551-3202 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or me at 202-551-3264 with any other questions.

             Sincerely,

             /s/ Mara L. Ransom

             Mara L. Ransom
             Assistant Director
             Office of Consumer Products

cc: Benjamin A. Tan, Esq.